January 3, 2007

Stephen M. Cohen
Voice Mail Ext. No. 404
Email: smc@gzlegal.com

United States
Securities and Exchange Commission
Division of Corporation Finance
Washington DC
20549-7010

Attention: Ryan Milne

Dear Mr. Milne:

Re:    Silver Dragon Resources Inc.
          File No. 000-29657

This is to confirm our telephone conversation today wherein we discussed that our client, Silver Dragon Resources Inc., intends to file a response to the letter dated December 19, 2006 from April Sifford, Branch Chief, by January 26, 2007.

Yours truly,

GARFIN ZEIDENBERG LLP

STEPHEN M. COHEN
SMC/nn

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